X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

DELIVERED BY MAIL

August 18, 2005

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Please find enclosed the latest News Release for X-Cal Resources Ltd. dated August 18, 2005.

Sincerely,
X-CAL RESOURCES LTD.

Karen McNair
/km
+ encl

X-Cal Resources Ltd.

TSX/XCL **August 18, 2005**

News Release

Annual Mailing to the Shareholders

The 2005 X-Cal Resources Ltd. Annual Report, Information Circular and proxy materials have been mailed to the shareholders and filed with SEDAR.

The Annual Meeting of the shareholders will be held in Toronto at the Ontario Club at 2:30 pm on Thursday September 15, 2005.

The 2005 Annual Report can be viewed on-line at www.sedar.com or on the Company's website at www.x-cal.com .

Shawn Kennedy
President

Visit our Website: www.x-cal.com
E-Mail: invrel@x-cal.com
For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 Fax: (604) 688-7740
Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*